HARVEST TODAY, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Harvest Today, LLC
Lafayette, Colorado

We have reviewed the accompanying financial statements of Harvest Today, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 10, 2023
Los Angeles, California

HARVEST TODAY LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,528	$	-
Acccounts Receivable, net		38,052		-
Inventory		115,982		110,237
Due from Related Parties		4,655		-
Prepaids and Other Current Assets		87,710		77,710
Total current assets		**247,928**		**187,948**
Property and Equipment, net		360,156		410,072
Equity Investment		12,148		-
The right-of-use asset (ROU)		318,636		-
Security Deposit		10,025		10,025
Total assets	$	**948,893**	$	**608,045**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	35,392	$	21,701
Credit Cards		77,255		32,618
Current Portion of Loans and Notes		220,853		8,248
Other Current Liabilities		7,917		-
Total current liabilities		**341,417**		**62,567**
Promissory Notes and Loans		168,818		100,000
Lease Liability		338,054		-
Total liabilities		**848,289**		**162,567**
MEMBERS' EQUITY				
Members' Equity		100,605		445,479
Total Members' Equity		**100,605**		**445,479**
Total Liabilities and Members' Equity	$	**948,893**	$	**608,045**

See accompanying notes to financial statements.

HARVEST TODAY LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 453,708	$ 19,811
Cost of Goods Sold	253,789	30,703
Gross profit	199,919	(10,891)
Operating expenses		
General and Administrative	776,210	351,712
Research and Development	25,035	79,395
Sales and Marketing	60,558	40,952
Total operating expenses	861,803	472,059
Operating Income/(Loss)	(661,884)	(482,950)
Interest Expense	9,910	-
Other Loss/(Income)	626	-
Income/(Loss) before provision for income taxes	(672,420)	(482,950)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (672,420)**	**$ (482,950)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception—March 23, 2021	$ -
Capital Contribution	927,616
Shared-based Compensation	812
Net income/(loss)	(482,950)
Balance—December 31, 2021	**$ 445,479**
Capital Contribution	345,746
Introduction to new Lease Standard ASC 842	(19,418)
Shared-based Compensation	1,219
Net income/(loss)	(672,420)
Balance—December 31, 2022	**$ 100,605**

See accompanying notes to financial statements.

HARVEST TODAY LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(672,420)	$	(482,950)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		71,417		68,345
Shared-based compensation		1,219		812
Changes in operating assets and liabilities:				
Acccounts receivable, net		(38,052)		-
Inventory		(5,745)		(110,237)
Due from Related Parties		(4,655)		-
Prepaids and Other Current Assets		(10,000)		(77,710)
Accounts Payable		13,691		21,701
Credit Cards		44,637		32,618
Other Current Liabilities		7,917		-
Security Deposit		-		(10,025)
Net cash provided/(used) by operating activities		**(591,992)**		**(557,447)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(21,501)		(478,418)
Equity Investment		(12,148)		-
Net cash provided/(used) in investing activities		**(33,649)**		**(478,418)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		345,746		927,616
Borrowing on Promissory Notes and Loans		281,423		108,248
Net cash provided/(used) by financing activities		**627,169**		**1,035,864**
Change in cash		1,528		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**1,528**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	9,910	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Harvest Today LLC was formed on March 23, 2021 in the state of Colorado. The financial statements of Harvest Today LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lafayette, Colorado.

Harvest Today LLC is engaged in the Controlled Environment Agricultural industry. Our products are scalable indoor "Harvest Walls", allowing a homeowner or even a commercial farmer to grow nutrient dense food, year-round. Our product line includes all of our Harvest Walls, Indoor LED (Light Emitting Diode) lighting for efficient growing of any plants, automation products for nutrient dosing and nutrient measurements. Growing Medium used for the Harvest Wall.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using a FIFO (First-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Forklift	5-7 years
Furniture & Fixtures	5-7 years
Leasehold Improvements	5-7 years
Office Equipment	5-7 years
Tools and Machinery	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of product line includes all our Harvest Walls, Indoor LED (Light Emitting Diode) lighting for efficient growing of any plants, automation products for nutrient dosing and nutrient measurements.

Cost of sales

Costs of goods sold include the cost of goods sold, shipping and freight costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $60,558 and $40,952, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation.
Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021		Recognition of Operating Leases		Total Effects of Adoption		With effect of lease accounting standard update January 1, 2022
Assets							
Right of use asset, net	$	-	$	392,489	$	392,489	$	392,489
Liabilities							
Current portion of lease obligation		-		73,343		73,343	$	73,343
Lease obligation		-		338,564		338,564	$	338,564
Deferred rent current		-		-		-	$	-
Deferred rent non-current		-		-		-	$	-
Equity							
Retained Earnings		-		(19,418)		(19,418)	$	(19,418)
Total	$	-	$	-	$	-	$	-

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 115,982	$ 110,237
Total Inventory	**$ 115,982**	**$ 110,237**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2022	2021
Employee Retention Credit	$ 77,710	$ 77,710
Prepaid Expenses	$ 10,000	
Total Prepaids and other current asset	**$ 87,710**	**$ 77,710**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ 7,917	$ -
Total Other Current Liabilities	**$ 7,917**	**$ -**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
Forklift	$ 13,000	$ 13,000
Furniture & Fixtures	9,210	7,419
Leasehold Improvements	20,728	20,728
Office Equipment	20,245	13,403
Tools and Machinery	436,735	423,867
Property and Equipment, at Cost	**499,918**	**478,418**
Accumulated depreciation	(139,762)	(68,345)
Property and Equipment, Net	$ **360,156**	$ **410,072**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $71,417 and $68,345, respectively.

6.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Rick Langille	47.5%
Brenda Langille	42.6%
Sarah Price	6.9%
Others	3.0%
TOTAL	**100.0%**

7.   UNITBASED COMPENSATION

During 2021, the Company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 150,000 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Restricted Unit Agreements

A summary of the Company's restricted unit activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	-		-
Granted	150,000	$ 0.02	
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2021	150,000	$ 0.02	9.25
Granted	-	$ 0.02	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2022	150,000	$ 0.02	8.25

The fair value of the restricted unit awards was estimated at the date of the grant. The grant date fair value is the unit price on the date of grant. The total fair value of the restricted unit awards vested during 2022 and 2021 was $1,912 and $812, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Secured Promissory Note- N2MADE LLC	$ 50,000	7.50%	11/1/2022	12/1/2024	$ 616	$ 616	$ 25,000	$ 25,000	$ 50,616	$ -	$ -	$ -	$ -	$ -
Promissory Note- Balanced Bookkeeping	$ 94,000	9.99%	6/13/2022	12/25/2023	$ 5,970	$ 5,970	$ 59,755	$ -	$ 65,725	$ -	$ -	$ -	$ -	$ -
Promissory Note- Rick Langille	$ 166,129	5.00%	1/3/2023	6/1/2025	$ -	$ -	$ 41,532	$ 124,597	$ 166,130	$ -	$ -	$ -	$ 100,000	$ 100,000
Promissory Note- Maria Sibley	$ 20,000	5.00%	6/1/2022	6/25/2023	$ 584	$ 584	$ 20,000	$ -	$ 20,584	$ -	$ -	$ -	$ -	$ -
Business Loan Agreement- Intuit Financing Inc.	$ 100,000	14.50%	11/18/2022	5/18/2024	$ 1,708	$ 1,708	$ 74,566	$ 19,220	$ 95,494	$ -	$ -	$ -	$ -	$ -
NAVITAS CREDIT CORP- Equipment Financing Agreement	$ 15,192		6/21/2021	Paid off	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 8,248	$ -	$ 8,248
Total	$ 50,000				$ 616	$ 616	$ 220,853	$ 168,818	$ 50,616	$ -	$ -	$ 8,248	$ 100,000	$ 108,248

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 220,853
2024	127,285
2025	41,533
2026	-
Thereafter	-
Total	**$ 389,671**

Lease

On May 7, 2021, the company entered into an operating lease agreement with 7905 Properties LLC to rent certain business premises for a period of sixty months. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	$ 411,908
Beginning balance	$ -
Additions	$ -
Lease payments	(73,853)
Balance at end of period	$ 338,054

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 84,191
2024	95,993
2025	109,077
2026	49,303
2027	
Thereafter	-
Total	$ 338,564

9. RELATED PARTY

On January 3, 2023, the Company entered into a promissory note agreement in the amount of $166,129 with Rick Langille, the founder and one of the major members. The note bears an interest rate of 5% and maturity date shall be 24months from the first payment due on July 1, 2023. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $166,130 and $100,000, respectively.

In 2022, the Company invoiced $4,655 for materials sold to its subsidiary Harvest Canada. The amount due from Harvest Canada was converted to operating loan with no terms and conditions defined. As of December 31, 2022, the outstanding balance is $4,655.

In 2022, the Company invoiced $12,148 for materials sold to its Latam. The amount due from Latam was converted to equity interest. As of December 31, 2022, the outstanding balance is $12,148.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 10, 2023, which is the date the financial statements were available to be issued.

In 2023, the Company entered into a Settlement and Forbearance agreement with Sarah Price, where the conversion of 350,000 membership units were converted into long-term debt. If the payment is made in full before the one-year anniversary, the settlement payment shall be $825,000.

On January 3, 2023, the Company entered into a promissory note agreement in the amount of $166,129 with Rick Langille, the founder and one of the major members. The note bears an interest rate of 5% and a maturity date shall be twenty-four months from the first payment and is due on July 1, 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $661,884, an operating cash flow loss of $593,211, and liquid assets in cash of $1,528, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.